Exhibit 12.1

Mack-Cali Realty, L.P.

Calculation of Ratios of Earnings to Fixed Charges

(Dollar Amounts in Thousands)

	Six Months ended	For the Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
EARNINGS:

ADD:
Income from continuing operations before noncontrolling interest and equity in earnings of unconsolidated joint ventures	$46,258	$104,631	$94,530	$110,138	$92,051	$107,277

Fixed Charges (see calculation below)	67,270	134,178	132,609	142,648	125,057	114,218

Distributed income of unconsolidated joint ventures	2,131	5,784	1,875	2,302	—	1,411

SUBTRACT:
Capitalized interest	(845)	(5,799)	(5,101)	(6,058)	(5,518)	(3,920)

TOTAL EARNINGS:	$114,814	$238,794	$223,913	$249,030	$211,590	$218,986

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$66,302	$128,145	$127,287	$136,357	$119,337	$110,104

Capitalized interest	845	5,799	5,101	6,058	5,518	3,920

Interest portion (33 percent) of ground rents on land leases	123	234	221	233	202	194

TOTAL FIXED CHARGES	$67,270	$134,178	$132,609	$142,648	$125,057	$114,218

RATIO OF EARNINGS TO FIXED CHARGES	1.7	1.8	1.7	1.7	1.7	1.9